UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Shanda Interactive Entertainment Limited ———————————————————————————————————
(Translation of registrant’s name into English)

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                      INCORPORATION BY REFERENCE

THIS CURRENT REPORT ON FORM 6-K AND PREVIOUS OTHER REPORTS ON FORM 6-K FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") ON AUGUST 16, 2005,
SEPTEMBER 22, 2005 AND OCTOBER 16, 2005 RESPECTIVELY ARE HEREBY INCORPORATED
BY REFERENCE INTO OUR PROSPECTUS ON FORM 424B3 (FILE NO. 333-122029) FILED
WITH THE SEC ON JULY 15, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date: November 25, 2005	By:	Shujun Li
	Name:	Shujun Li
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Shanda strengthens the strategic partnership with Intel in digital home entertainment market, dated October 27, 2005.
99.2	Press release regarding Shanda reports third quarter 2005 financial results, dated November 9, 2005.